SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                       __________________

                AMENDMENT NO. 2 TO SCHEDULE 13E-3
                         (RULE 13e-100)
            TRANSACTION STATEMENT UNDER SECTION 13(e)
           OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                      RULE 13e-3 THEREUNDER

         RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION
          13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                    CALLOWAY'S NURSERY, INC.
                      (Name of the Issuer)

                    CALLOWAY'S NURSERY, INC.
              (Names of Person(s) Filing statement)

                  COMMON STOCK, $0.01 PAR VALUE
                 (Title of Class of Securities)

                            131255101
              (CUSIP Number of Class of Securities)

                       Daniel G. Reynolds
                    Calloway's Nursery, Inc.
                            Suite 200
                      4200 Airport Freeway
                  Fort Worth, Texas 76117-6200
                         (817) 222-1122

                         with a copy to:
                       Gene G. Lewis, Esq.
                    Locke Liddell & Sapp LLP
                           Suite 3400
                        600 Travis Street
                     Houston, TX 77002-3095

  (Name, Address and Telephone Numbers of Person Authorized to
  Receive Notices and Communications on Behalf of the Person(s)
                        Filing Statement)

This statement is filed in connection with (check the appropriate box):
a.[ ]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-
3(c) under the Securities Exchange Act of 1934.

b.[ ]The filing of a registration statement under the Securities
Act of 1933.

c.[ ]A tender offer.

d.[X]None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment
reporting the results of the transaction:    [ ]

                  Calculation of Filing Fee
      Transaction Value              Amount of Filing Fee
           $3,197*                           $.26

*The transaction valuation was based upon the purchase price of all shares of the common stock, $0.01 par value, of Calloway's Nursery, Inc. from holders of record of fewer than 100 shares of Calloway's Nursery, Inc. common stock, as of November 20, 2003, at $0.90 per share.

[X]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8.09
Filing Party: Calloway's Nursery Inc.
Form of Registration No.: SC 13E-3
Date Filed: September 18, 2003

   TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

     This Rule 13e-3 Transaction Statement on Schedule 13E-3(this "Schedule 13E-3") is being filed by Calloway's Nursery, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, in connection with an odd-lot stock purchase offer with the intended result that the Company will cease to be a publicly held company and will become a private corporation. After the filing of this
Schedule 13E-3, the Company intends to distribute an Odd-Lot Purchase Offer (the "Odd-Lot Purchase Offer") describing the offer to its shareholders. A copy of the Odd-Lot Purchase Offer in substantially the form intended to be distributed to its shareholders is filed herewith as Exhibit 24.

ITEM 1.   SUMMARY TERM SHEET

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "SUMMARY."

ITEM 2.   SUBJECT COMPANY INFORMATION

The name of the subject company is Calloway's Nursery, Inc. The address of the Company's principal executive offices is 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117- 6200, and its telephone number is (817) 222-1122. The subject class of equity securities is common stock, $0.01 par value per share. Additional required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "MARKET FOR THE COMMON STOCK."

ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON

The filing person is the subject company. Additional required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "THE COMPANY" and
"MANAGEMENT - Board of Directors and - Non-Director Executive
Officers."

ITEM 4.   TERMS OF THE ODD-LOT PURCHASE OFFER
The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT
PURCHASE OFFER."

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "MANAGEMENT -
Security Ownership of Management and - Certain Transactions with
Management."

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "THE ODD-LOT PURCHASE OFFER - Background and Description of the Odd-Lot Purchase Offer" and "SPECIAL FACTORS - Effects of the Odd-Lot Purchase Offer."

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The required information is incorporated by reference to the sections of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS
- Purpose and Reasons for the Odd-Lot Purchase Offer; -
Alternatives to the Odd-Lot Purchase Offer and - Effects of the
Odd-Lot Purchase Offer."

ITEM 8.   FAIRNESS OF THE TRANSACTION

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS -
Fairness of the Odd-Lot Purchase Offer; - Fairness of the Offer
Price and - Approval of the Odd-Lot Purchase Offer."

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS -
Approval of the Odd-Lot Purchase Offer."

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT
PURCHASE OFFER - Source of Funds."

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "MANAGEMENT -
Security Ownership of Management."

ITEM 12.  SOLICITATION OR RECOMMENDATION

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Fairness of the Odd-Lot Purchase Offer; - Fairness of the Offer Price; - Approval of the Odd-Lot Purchase Offer and - Recommendation of the Board."

ITEM 13.  FINANCIAL STATEMENTS

The information contained in Item 8 of the Company's Annual
Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated by reference.

Additional required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SUMMARY
FINANCIAL INFORMATION."

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT
PURCHASE OFFER - Persons Implementing the Odd-Lot Purchase
Offer."

ITEM 15.  ADDITIONAL INFORMATION

Not applicable.

ITEM 16.  EXHIBITS

     1.   Disclosure Statement regarding the Negotiated Purchase
Plan dated September 17, 2003 (filed as Exhibit 1 to the Schedule
13E-3, File No. 005-41995, effective September 18, 2003).

     2.   Loan Agreement between the Company and The Frost
National Bank dated September 21, 1999 (filed as Exhibit 2 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     3. Form of Employment Agreement dated July 3, 1991 between the Company and James C. Estill (filed as Exhibit 10(a) to the
Company's Registration Statement on Form S-1, as amended, File
No. 33-40473, effective June 26, 1991).

     4. Extension of Employment Agreement between the Company and James C. Estill dated July 2, 1996 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1996).

     5. Extension of Employment Agreement between the Company and James C. Estill dated May 9, 2001 (filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

     6. Form of Employment Agreement dated July 3, 1991 between the Company and John T. Cosby (filed as Exhibit 10(b) to the
Company's Registration Statement on Form S-1, as amended, File
No. 33-40473, effective June 26, 1991).

     7. Extension of Employment Agreement between the Company and John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1996).

     8. Extension of Employment Agreement between the Company and John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

     9. Form of Employment Agreement dated July 3, 1991 between the Company and John S. Peters (filed as Exhibit 10(c) to the
Company's Registration Statement on Form S-1, as amended, File
No. 33-40473, effective June 26, 1991).

     10. Extension of Employment Agreement between the Company and John S. Peters dated July 2, 1996 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1996).

     11. Extension of Employment Agreement between the Company and John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

     12.  Employment Agreement between the Company and C.
Sterling Cornelius dated September 21, 1999 (filed as Exhibit
10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999).

     13.  Calloway's Nursery, Inc. Stock Purchase Plan (filed as
Exhibit 28 to the Company's Registration Statement on Form S-8, as amended, File No. 33-46170, effective March 3, 1992).

     14. Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as Exhibit 10(d) to the Company's Registration Statement on Form
S-1, as amended, File No. 33-40473, effective June 26, 1991).

     15.  Calloway's Nursery, Inc. 1995 Stock Option Plan for
Independent Directors (filed as Exhibit 99(c) to the Company's
Annual Report on Form 10-K for the fiscal year ended September
30, 1995).

     16. Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

     17. Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

     18. Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).
     19. Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

     20.  Form of Individual Stock Option Grant to Non-Employee
Directors (filed as Exhibit 20 to the Schedule 13E-3, File No.
005-41995, effective September 18, 2003).

     21.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for
1570 Ruiz Street, San Antonio (filed as Exhibit 21 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     22. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 7007 San Pedro Avenue, San Antonio (filed as Exhibit 22 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     23. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 6714 South Flores Street, San Antonio (filed as Exhibit 23 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     *24. Odd-Lot Purchase Offer.

     25.  Letter of Transmittal.

     26. Letter from James C. Estill, President of Calloway's Nursery Inc. to the Shareholders.

*Filed herewith

                           SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

                              CALLOWAY'S NURSERY, INC.
                              By:  /s/ Daniel G. Reynolds
                                   Daniel G. Reynolds
                                   Vice President and Chief
                                   Financial Officer

                              January 9, 2004

                          EXHIBIT INDEX

     1.   Disclosure Statement regarding the Negotiated Purchase
Plan dated September 17, 2003 (filed as Exhibit 1 to the Schedule
13E-3, File No. 005-41995, effective September 18, 2003).

     2.   Loan Agreement between the Company and The Frost
National Bank dated September 21, 1999 (filed as Exhibit 2 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     3. Form of Employment Agreement dated July 3, 1991 between the Company and James C. Estill (filed as Exhibit 10(a) to the
Company's Registration Statement on Form S-1, as amended, File
No. 33-40473, effective June 26, 1991).

     4. Extension of Employment Agreement between the Company and James C. Estill dated July 2, 1996 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1996).

     5. Extension of Employment Agreement between the Company and James C. Estill dated May 9, 2001 (filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

     6. Form of Employment Agreement dated July 3, 1991 between the Company and John T. Cosby (filed as Exhibit 10(b) to the
Company's Registration Statement on Form S-1, as amended, File
No. 33-40473, effective June 26, 1991).

     7. Extension of Employment Agreement between the Company and John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1996).

     8. Extension of Employment Agreement between the Company and John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

     9. Form of Employment Agreement dated July 3, 1991 between the Company and John S. Peters (filed as Exhibit 10(c) to the
Company's Registration Statement on Form S-1, as amended, File
No. 33-40473, effective June 26, 1991).

     10. Extension of Employment Agreement between the Company and John S. Peters dated July 2, 1996 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1996).

     11. Extension of Employment Agreement between the Company and John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

     12.  Employment Agreement between the Company and C.
Sterling Cornelius dated September 21, 1999 (filed as Exhibit
10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999).

     13.  Calloway's Nursery, Inc. Stock Purchase Plan (filed as
Exhibit 28 to the Company's Registration Statement on Form S-8, as amended, File No. 33-46170, effective March 3, 1992).

     14. Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as Exhibit 10(d) to the Company's Registration Statement on Form
S-1, as amended, File No. 33-40473, effective June 26, 1991).

     15.  Calloway's Nursery, Inc. 1995 Stock Option Plan for
Independent Directors (filed as Exhibit 99(c) to the Company's
Annual Report on Form 10-K for the fiscal year ended September
30, 1995).

     16. Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

     17. Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

     18. Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

     19. Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

     20.  Form of Individual Stock Option Grant to Non-Employee
Directors (filed as Exhibit 20 to the Schedule 13E-3, File No.
005-41995, effective September 18, 2003).

     21.  Lease Agreement between the Company and Frost National
Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for
1570 Ruiz Street, San Antonio (filed as Exhibit 21 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     22. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 7007 San Pedro Avenue, San Antonio (filed as Exhibit 22 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     23. Lease Agreement between the Company and Frost National Bank, Trustee, for George J. Wechsler and Dorothy I. Wechsler for 6714 South Flores Street, San Antonio (filed as Exhibit 23 to the
Schedule 13E-3, File No. 005-41995, effective September 18,
2003).

     *24. Odd-Lot Purchase Offer.

     25.  Letter of Transmittal.

     26.  Letter from James C. Estill, President of Calloway's
Nursery Inc. to the Shareholders.

*Filed herewith

Exhibit 24
                     ODD-LOT PURCHASE OFFER
                               OF
                    CALLOWAY'S NURSERY, INC.
                         January 9, 2004

                        TABLE OF CONTENTS

                                                        Page
SUMMARY                                                  1
THE ODD-LOT PURCHASE OFFER                               3
     Background and Description of the Odd-Lot Purchase Offer
     3
     Appraisal Rights                                    3
     Special Provisions for Unaffiliated Shareholders    3
     Source of Funds                                     4
     Persons Implementing the Odd-Lot Purchase Offer     4
     Federal Income Tax Consequences                     4
     Accounting Treatment                                5
SPECIAL FACTORS                                          5
     Purpose and Reasons for the Odd-Lot Purchase Offer  5
     Alternatives to the Odd-Lot Purchase Offer          7
     Effects of the Odd-Lot Purchase Offer               7
     Fairness of the Odd-Lot Purchase Offer              8
     Fairness of the Offer Price                         9
     Approval of the Odd-Lot Purchase Offer             11
     Recommendation of the Board                        12
THE COMPANY                                             13
MARKET FOR THE COMMON STOCK                             14
MANAGEMENT                                              15
     Board of Directors                                 16
     Non-Director Executive Officers                    18
     Security Ownership of Management                   18
     Certain Transactions with Management               20
SUMMARY FINANCIAL INFORMATION                           21
WHERE YOU CAN FIND MORE INFORMATION                     22

SUMMARY

     Calloway's Nursery, Inc. (the "Company") operates retail garden centers in the four largest metropolitan areas in Texas, Dallas, Fort Worth, Houston and San Antonio, reaching a combined population of 11.4 million. Founded in 1986, the Company's first four retail stores opened in Dallas in 1987. Since that time, the Company has grown to 26 retail stores in its four market areas.

     To improve the Company's financial performance, the Company hereby offers to purchase from record holders of fewer than 100 shares of the Company's common stock all their shares of Company common stock, with the intended result that the Company's common stock will cease to be registered under the Securities Exchange Act of 1934 (the "Exchange Act"), likely resulting in the shares no longer being actively traded.

     This summary briefly describes an offer (the "Odd-Lot Purchase Offer") approved by the Board of Directors (the "Board") of the Company that would allow the Company to purchase the common stock of the Company from certain shareholders. This summary describes the material terms and features of the Odd-Lot Purchase Offer, but a more detailed description is also included in this disclosure statement. See "THE ODD-LOT PURCHASE OFFER; FAIRNESS OF THE ODD-LOT PURCHASE OFFER."

The Odd-Lot Purchase Offer

* The Company offers to purchase from all holders of record of fewer than 100 shares of the Company's common stock all their shares of Company common stock for $0.90 per share.

* The Company seeks to reduce the number of record holders of its common stock to fewer than 300 (a "successful completion").

* The offer is not conditioned on acceptance of the offer by a minimum number of holders or for a minimum or maximum number of shares.

* To participate in the offer, a shareholder must deliver a letter of transmittal along with his odd-lot shares to the Company prior to the termination of the offer.

* The Company will not terminate or withdraw the offer prior to February 10, 2004.

Effects of the Odd-Lot Purchase Offer

* If upon the completion of the Odd-Lot Purchase Offer the Company has fewer than 300 record holders of common stock, the Company intends voluntarily to suspend trading of its common stock on the NASDAQ SmallCap Market and terminate its registration under the Exchange Act.

Benefits of the Odd-Lot Purchase Offer

* If successfully completed, the Odd-Lot Purchase Offer will enable the Company to terminate the registration of its common stock under the Exchange Act and thus suspend its obligation to file annual and periodic reports and other filings with the Securities and Exchange Commission (the "SEC"). The Board estimates that the Company will save approximately $500,000 annually, once the termination of the common stock's registration becomes effective, by eliminating the substantial costs associated with being a public company, including the preparation and filing of periodic reports with the SEC.

Disadvantages of the Odd-Lot Purchase Offer

*    Following the successful completion of the Odd-Lot Purchase
Offer, the shareholders of the Company, including unaffiliated shareholders, will likely experience reduced liquidity for their shares of common stock.

* After the Company ceases to make SEC filings, unaffiliated shareholders will not receive the same information about the Company that would be available through SEC filings and will accordingly have greater difficulty obtaining information about the operations and financial condition of the Company.

* There can be no assurance that the Odd-Lot Purchase Offer will be successfully completed. If an insufficient number of shareholders accept the Company's offer, the Company will not be able to terminate the registration of its common stock under the Exchange Act.

Board Determination of Fairness of the Odd-Lot Purchase Offer

* The Board has determined that the Odd-Lot Purchase Offer is advisable, fair and in the best interests of the Company and its shareholders, including the Company's unaffiliated shareholders. The Odd-Lot Purchase Offer is fair to the Company's shareholders, including unaffiliated shareholders, not selling their shares because the Company will benefit substantially from the elimination upon deregistration of the substantial costs of being a public company. Unaffiliated shareholders selling their shares in the Odd-Lot Purchase Offer will receive a fair purchase price substantially in excess of current market prices. The Board recommends that shareholders holding fewer than 100 shares of the Company's common stock accept the Company's offer to purchase and sell their shares of common stock to the Company pursuant to the Odd-Lot Purchase Offer, because doing so will facilitate the successful completion of the Odd-Lot Purchase Offer.

THE ODD-LOT PURCHASE OFFER

Background and Description of the Odd-Lot Purchase Offer

     Upon a review of the Company's financial condition and results of operations and the poor performance of the Company's common stock on the NASDAQ SmallCap Market, the Board determined it was appropriate to consider the possibility of going private. The members of management were instructed to explore business strategies and alternatives for the Company and its shareholders going forward. The management presented the Board with several options for changing the Company's status from a public to a private company. The Board, after consultation with its outside legal counsel and management, unanimously determined that the Odd-Lot Purchase Offer is the fairest and most efficient available means to reduce the number of shareholders and permit the Company to go private.

     In the Odd-Lot Purchase Offer the Company offers to purchase all of the shares of the Company's common stock held by shareholders of record holding fewer than 100 shares of the Company's common stock. The purchase price is $0.90 per share. The Company presently intends to hold any purchased shares as treasury stock. The Company offer is not conditioned on acceptance of the offer by a minimum number of holders or for a minimum or maximum number of shares. The Company will not terminate or withdraw the offer prior to February 10, 2004.

     To participate in the Odd-Lot Purchase Offer, a shareholder must deliver a properly completed letter of transmittal and the certificates evidencing the shares of common stock being tendered pursuant to the Odd-Lot Purchase Offer to the Company prior to the termination of the offer. The consideration for tendering the odd-lot shares pursuant to the Odd-Lot Purchase Offer will be delivered as soon as practicable after the acceptance of the odd-lot shares by the Company. Only holders of record are authorized to tender their odd-lot shares.

Appraisal Rights

     Shareholders do not have the right to demand the appraised value of their shares (dissenter's rights) in conjunction with the Odd-Lot Purchase Offer under the Texas Business Corporation Act. There may exist other rights or actions under the Texas Business Corporation Act, Texas common law or federal or state securities laws for shareholders who object to the Odd-Lot Purchase Offer. Although the nature and extent of such rights or actions are uncertain and may vary depending on the facts or circumstances, shareholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors, to the fairness of the corporate transactions and the adequacy of disclosure.

Special Provisions for Unaffiliated Shareholders

     No provisions have been made to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. However, under Texas law, certain shareholders of a corporation may examine the books and records of the corporation. Upon a written demand stating the purpose of the demand, a shareholder holding the Company's common stock for at least six months immediately preceding a demand or a shareholder holding at least 5% of all outstanding shares of the Company's common stock, has the right to examine and extract information from the Company's relevant books and records of account, minutes and share transfer records. A shareholder may examine or extract information from such records in person or by agent at any reasonable time for any proper purpose.

Source of Funds

     The total cost of implementing the Odd-Lot Purchase Offer transactions is not expected to exceed $75,000. Costs include legal fees, stock transfer agent fees, and the cost of acquiring shares. The funds will come from the operating cash flows provided by the Company's business and existing credit facilities. As required by the Company's bank loan agreement, the Company has obtained the approval of its lender to purchase shares of the Company's common stock pursuant to the Odd-Lot Purchase Offer.

Persons Implementing the Odd-Lot Purchase Offer

     John T. Cosby and Daniel G. Reynolds, both Vice Presidents of the Company, will have primary responsibility for implementing the Odd-Lot Purchase Offer. Such officers will be assisted by other officers and employees of the Company. None of such persons will receive any special compensation for his efforts in implementing the Odd-Lot Purchase Offer. The Company does not intend to use any non-employees to contact its shareholders in connection with the Odd-Lot Purchase Offer.

Federal Income Tax Consequences

     A shareholder who chooses to sell his shares of Company common stock held as a capital asset will recognize a capital gain or loss on such sale equal to the difference between the cash received for the shares and the shareholder's adjusted tax basis in his stock. Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale, the shareholder has held such stock for more than one year; otherwise, the capital gain or loss will be short term. Non-corporate taxpayers are generally subject to a maximum federal rate of (a) 15% on their long-term capital gains and (b) 35% on their short-term capital gains. All taxpayers are subject to certain limitations on the deductibility of their capital losses. In addition, a shareholder who sells his common stock to the Company may be required to furnish the shareholder's social security number or taxpayer identification number to the Company or the transfer agent. Failure to provide such information or the providing of incorrect information may result in backup withholding. Each shareholder should consult his own tax advisors in order to determine the tax consequences to him of the proposed purchase under the Odd-Lot Purchase Offer.

Accounting Treatment

     The purchase of shares by the Company will be accounted for as a purchase of treasury stock. The Company records treasury stock purchases at cost. The par value of the purchased shares will reduce common stock, and the excess of the cost over par value will reduce additional paid-in capital.

SPECIAL FACTORS

Purpose and Reasons for the Odd-Lot Purchase Offer

     The purpose of the Odd-Lot Purchase Offer is to reduce the number of common shareholders to fewer than 300 shareholders of record, thus allowing the Company to terminate its common stock's registration under the Exchange Act. The Board believes that the proposed Odd-Lot Purchase Offer will maximize shareholder value by relieving the Company of the substantial costs of remaining a public company with reporting requirements. The direct and indirect costs associated with the Company's compliance with the filing and reporting requirements of the Exchange Act have a material adverse effect on the Company's financial performance and the various costs associated with remaining a public company are expected to increase further as a result of recent legislative and regulatory initiatives to improve corporate governance. Shareholders eligible to sell their shares in the Odd-Lot Purchase Offer are provided an opportunity to sell their shares at a fair price substantially in excess of current market prices.

     For the fiscal year ended September 30, 2002, the Company spent $487,000, 16% of its December 31, 2003 market capitalization, in costs related to being a public company, the largest portion of which were attributable to fees paid for audit services and audit related services. The Company estimates that those costs will increase to approximately $730,000 for fiscal year 2004.

     By terminating its common stock's registration and relieving itself of the reporting requirements of the Exchange Act and other obligations, the Company estimates it will save approximately $500,000 annually, once the termination of the registration becomes effective. The Company believes the savings will result from the elimination of NASDAQ stock market fees, press release expenses and certain legal fees, as well as a significant reduction in audit fees, independent directors' compensation, officers and directors liability insurance, tax compliance, printing and mailing costs, filing fees, stock transfer agent expenses and other direct expenses associated with the required SEC filings and being a public company. These savings result from relief from the costs of complying with securities laws and regulations, as well as reduction of other costs which are typically higher for public companies, such as directors and officers liability insurance. The following table describes these estimated costs and savings:

                      2003     Estimated  Estimated    Estimated
                    Expenses     2004        2004       Annual
                               Expenses    Expenses     Savings
                                          if Private

Audit fees,         $144,000   $225,000      $50,000   $175,000
including
quarterly reviews

Independent          111,000    100,000       80,000     20,000
directors
compensation

Directors and         65,000    125,000       50,000     75,000
officers liability
insurance

NASDAQ Stock Market   23,000     60,000           00     60,000
fees

Audit related fees    23,000    100,000        8,000     92,000
(filing of Form S-
8, audit of
employee benefit
plan, due
diligence
assistance)

Other non-audit       32,000     35,000       20,000     10,000
services (tax
compliance)

Printing and EDGAR    16,000     30,000       10,000     20,000
filing fees

Stock transfer agent  20,000     20,000       10,000     10,000
fees

Press release fees    12,000     12,000          --         --


Legal fees (annual    36,000     12,000          --         --
report, quarterly
reports and proxy)

Annual meeting costs   6,000     10,000        2,000      8,000
& other

Total public company $487,000   $729,000   $230,000
related costs                                         $499,000

     The Company also incurs indirect costs as a result of management's time expended in preparation and review of such filings.

     The Board has no present intention or, in its judgment, any current or foreseeable ability to raise capital through sales of securities in a public offering or to acquire other business entities using its stock as the consideration for any such acquisition. Therefore, the Company is unlikely to take advantage of its current status as a public company for these purposes.

     Based on the Company's size and resources the Board does not believe the costs associated with remaining a public company are justified. Because the Company is not receiving any material benefits from its current status as a public company and the costs of remaining a public company are high, the Board has determined that it would be irresponsible to continue as a public company in such circumstances. In light of these disproportionate costs, the Board believes that it is in the best interests of the Company and its shareholders, including its unaffiliated shareholders, to eliminate the administrative and financial burden of remaining a public company subject to the reporting requirements of the Exchange Act. As discussed below, the Odd-Lot Purchase Offer was determined to be the best method for becoming a non-reporting company. See"-- Alternatives to the Odd-Lot Purchase Offer."

Alternatives to the Odd-Lot Purchase Offer

     In addition to the Odd-Lot Purchase Offer, the Board considered conducting a series of negotiated transactions with individual shareholders holding not more than 500 shares and two reverse stock split proposals as a method for reducing the number of shareholders. Of the four alternatives, the Odd-Lot Purchase Offer was the most efficient and cost effective method for reducing the number of Company shareholders to fewer than 300. Because of applicable tender offer rules, the negotiated purchase proposal would be difficult to implement in a manner that would likely enable the Company to reduce its shareholders of record to less than 300. Both reverse stock split proposals considered would require more time to complete and cost the Company substantially more money than the proposed Odd-Lot Purchase Offer. The Board believes that the Odd-Lot Purchase Offer provides the most efficient and economical method for changing the Company's status from a reporting company under the Exchange Act to a non-reporting company.

Effects of the Odd-Lot Purchase Offer

     The Company is offering to purchase all the shares of all record holders of fewer than 100 shares of the Company's common stock for $.90 per share. The Company will not offer to purchase shares from the holders of more than 100 shares of the Company's common stock. Upon consummation of a purchase between a shareholder and the Company, the shareholder will be paid the purchase price in cash.

     When, as a result of the Odd-Lot Purchase Offer, the total number of shareholders is reduced to less than 300, the Company intends promptly to suspend trading of its common stock from the NASDAQ SmallCap Market and terminate the common stock's registration under the Exchange Act. As a result of the suspension of trading, the Company anticipates there will be no organized public market for the Company's common stock. Upon termination of the registration of the common stock, the reduction in public information concerning the Company and the termination of the Company's status as a reporting company will likely adversely affect the liquidity of the common stock. Upon the termination of the common stock's registration under the Exchange Act, the Company will no longer be subject to certain provisions of the Exchange Act, including the requirement to file periodic reports with the SEC or provide annual reports to shareholders. Consequently, unaffiliated shareholders who retain an equity interest in the Company will not receive the same information regarding the Company's operations and financial status that is currently available to them through SEC filings. After deregistration, an unaffiliated shareholder may request the Company for access to information that is reasonably related to such person's interest in the Company as a shareholder. Under Texas law, a shareholder holding shares of the Company's common stock for at least six months immediately preceding a demand or a shareholder holding at least 5% of all outstanding shares has the right for a proper purpose to examine and extract information from the Company's relevant books and records of account, minutes and share transfer records. The Board has not yet determined what information regarding the Company's operations it will continue to provide to the shareholders retaining an equity interest in the Company.

Fairness of the Odd-Lot Purchase Offer

     The Board believes that the Odd-Lot Purchase Offer is fair and in the best interests of the Company and its shareholders, including the Company's unaffiliated shareholders.

     To determine the best interests of the Company and its shareholders, the Board considered a number of factors arguing in favor of or against the Odd-Lot Purchase Offer. On the positive side, the Board and members of management reviewed and discussed:

     - the Company's potential cost savings resulting from the termination of the registration of the Company's common stock;

     - the anticipated effect of such savings on the Company's total expenses and future prospects; and

     - the elimination of the substantial amount of time and effort currently expended by management in complying with the requirements of being a public company.

     The Board also considered the following negative effects of termination of common stock registration:

     - the inability of the Company to access the public capital markets;

     - the reduced ability of the Company to use its shares to effect acquisitions;

     - the likely adverse effect on the market for the common stock and the shareholders' ability to buy and sell shares; and

     - the reduced access of unaffiliated shareholders to Company information that is now available through SEC filings.

     Taking all of these factors into consideration, the Board determined that the advantages of terminating registration of the common stock outweighed the potential detriments of deregistration. In particular, the Board concluded that because the Company has no present intention or, in the Board's judgment, any current or foreseeable ability to raise capital through sales of securities in a public offering or to acquire other business entities using its publicly traded stock as consideration, the estimated annual savings of approximately $500,000 would significantly benefit the Company. The Board also considered the reduction in the liquidity of the common stock and the shareholders' ability to buy and sell shares, but concluded that the favorable effect of the anticipated cost savings on the Company's financial performance and future prospects exceeded any detriment arising from the loss of liquidity.

     The Board considered alternatives to the Odd-Lot Purchase Offer, such as a series of negotiated purchases with individual shareholders and a reverse stock split, but determined that the Odd-Lot Purchase Offer was the most expeditious and economical way of changing the Company's status from that of a public company to a private company.

Fairness of the Offer Price

     The Board made its initial determination of the purchase price to be offered to certain of its shareholders at a meeting of the Board held on September 11, 2003, where the Board approved a plan to reduce the number of Company shareholders of record below 300 through a series of negotiated purchases with individual shareholders. Members of management of the Company prepared a report (the "Management Report") analyzing the significant factors, in management's view, affecting the value of the common stock of the Company. The Board was also provided all requested financial information about the Company. After a determination was made that applicable tender offer rules would make the negotiated purchase plan difficult to implement in a manner that would likely enable the Company to reduce its shareholders of record to less than 300, the Board approved the Odd-Lot Purchase Offer at its meeting held on November 12, 2003. At such meeting, the Board also confirmed $.90 as the purchase price in the Odd-Lot Purchase Offer.

     In determining the purchase price, the Board considered the following methods of valuation: market prices, net book value, estimated sale value, discounted cash flows, and liquidation value.

     Market Prices. At its September meeting, the Board looked at the average closing price for the twelve-month period ended August 31, 2003, both weighted for trading volume and unweighted. The average closing price for such period was $0.83 and the average weighted closing price was also $0.83. At the November meetings the Board considered recent trading prices of the common stock, which was in the $0.60 per share range. The closing price on December 31, 2003, was $.45.

     Net Book Value. At its September meeting, the Board considered the Company's net book value per common share of $0.96 as of June 30, 2003. Because of year-to-date performance and the seasonality of the Company's business, the Board anticipated that the net book value per common share would decrease substantially in the fourth quarter. Net book value per common share is the shareholders' equity of the Company in excess of its redeemable preferred stock divided by the number of shares outstanding determined in accordance with United States generally accepted accounting principles ("GAAP"). Net book value may not necessarily be indicative of the fair value of the Company because GAAP book values do not necessarily reflect the fair market value of the Company's assets.

     Other Valuation Methods Considered. At its September meeting the Board also considered the relevance of other valuation methods, such as: (i) discounted estimated future cash flows, (ii) value of the Company if sold to an unaffiliated third party, and (iii) liquidation value.

     The Company's EBITDA was $264,000 in fiscal 2002 and the Company had negative EBITDA of ($1,412,000) in fiscal year 2001. At its September meeting the Board noted that the Company anticipated negative cash flows from operating activities and negative EBITDA for fiscal year 2003. Accordingly, the Board believed that trying to estimate future cash flows for purposes of valuing the Company would be speculative. "EBITDA" means the sum of the Company's net income plus its expenses for interest, taxes, depreciation and amortization.

     Similarly, because of the Company's negative or low EBITDA in recent years and anticipated negative EBITDA and negative operating cash flows in 2003, at its September meeting the Board concluded that the Company could not likely be sold to an unaffiliated third party for an amount approaching the Company's June 30, 2003 net book value. The Board also considered the likely improvement to the Company's cash flows and EBITDA in the event of the successful completion of the Odd-Lot Purchase Offer, and concluded that the Company could still not likely be sold for an amount approaching the Company's June 30, 2003 net book value. Management confirmed to the Board that during the last 4 years it had not been contacted by any persons interested in acquiring the Company through a purchase or business combination transaction and that it was not aware of any likely suitors.

     At the September meeting the Board also considered the liquidation value of the Company's assets. Although very difficult to quantify, based on discussions with management the Board determined that, in a liquidation, it was unlikely that the Company would realize gains from sales of appreciated assets, such as the Company's real estate, in excess of the substantial losses it would likely realize on the sale of its inventory, much of it perishable. Accordingly, the Board concluded that liquidation value would likely not approach the Company's June 30, 2003 net book value.

     The Board did not assign specific weight to any particular valuation method in the determination of the purchase price for the purposes of the Odd-Lot Purchase Offer, instead considering all the foregoing information and giving it such weight as it deemed relevant. As a result, the Board concluded at its September meeting that $0.90 per share was a fair purchase price to all unaffiliated shareholders selling in connection with the Odd-Lot Purchase Offer, and the Board remains of that view.

     In addition, the Board determined that the purchase price pursuant to the Odd-Lot Purchase Offer was fair to all shareholders of the Company, including those shareholders who do not sell pursuant to the Odd-Lot Purchase Offer. At an estimated cost of $75,000, including expenses, the elimination upon deregistration of the substantial costs associated with compliance with the filing and reporting requirements imposed on public companies would more than offset the costs of the Odd-Lot Purchase Offer. Therefore, even though not all shareholders will participate in the Odd-Lot Purchase Offer, the successful completion of the Odd-Lot Purchase Offer and the resulting benefits to the Company are in the best interests of the Company and fair to all of its shareholders.

Approval of the Odd-Lot Purchase Offer

     The Board has unanimously approved the Odd-Lot Purchase Offer. The Board, including all the directors who are not employees of the Company, determined that it was not in the best interests of the Company or its shareholders, including the Company's unaffiliated shareholders, to retain an independent financial advisor, third-party advisor or unaffiliated representative to act solely on behalf of unaffiliated shareholders to negotiate the terms of the Odd-Lot Purchase Offer or to prepare a report or opinion as to the procedural and/or substantive fairness of the proposed Odd-Lot Purchase Offer. The Board determined that the expense of retaining such representation would outweigh the benefits to the Company and its shareholders.

     In considering whether an independent financial advisor, third-party advisor or unaffiliated representative was necessary in order to make this transaction procedurally fair to the Company's shareholders, including its unaffiliated shareholders, the Board evaluated whether the interests of the unaffiliated shareholders would be adequately represented and whether the proposed purchase price could be fairly determined by the Board. The Board determined that there was sufficient representation in the decision-making at the Board level to protect the interests of unaffiliated shareholders. The Board is comprised of seven members, three of whom are not employees of the Company or an affiliate of the Company. All members of the Board hold in excess of 100 shares of the Company's common stock and will not be eligible to participate in the Odd-Lot Purchase Offer. The successful completion of the Odd-Lot Purchase Offer will have no material effect on the Board members' interest in the Company since it would reduce net book value per common share by about $0.01 per share, and would increase their respective percentage ownership of the Company by approximately 0.05%. The Board also noted the effect that the costs of being a public company is having on the Company's financial situation is adversely affecting all of its shareholders, whether or not affiliated with the Company. In addition, the Board found that no independent committee of the Board was necessary to review the fairness of the Odd-Lot Purchase Offer, noting that each Board member could adequately convey his opinions and concerns to the entire Board without the need for the establishment of such a committee.

     The Board has determined it is unnecessary to require a majority vote of the unaffiliated shareholders to approve the Odd-Lot Purchase Offer. Unaffiliated shareholders holding fewer than 100 shares will have an opportunity to determine whether or not they want to remain a shareholder or participate in the Odd-Lot Purchase Offer with the Company following the announcement of the proposed plan. Unaffiliated shareholders holding 100 or more shares of the Company's common stock will have an opportunity to sell their shares on the public market prior to the completion of the proposed Odd-Lot Purchase Offer and the resulting suspension of trading and deregistration, although that opportunity will be somewhat limited by the thin trading market for the Company's common stock. No executive officer or director intends to try to sell his shares in advance of the Company terminating the common stock's Exchange Act registration. The Board considered the consequences to unaffiliated shareholders who will remain shareholders of the Company following the successful completion of the Odd-Lot Purchase Offer and the resulting deregistration. The Board determined that the lack of a public market for the shares will be offset by the cost savings that will result from terminating the common stock's Exchange Act registration. The past performance of the Company's common stock is poor, the shares trade infrequently and with minimal volume, and therefore there is currently a thin trading market. In addition, the successful completion of the proposed Odd-Lot Purchase Offer will not materially change the rights, preferences or limitations of the unaffiliated shareholders who retain an equity interest in the Company, reducing net book value per common share by about $0.01 and increasing their percentage ownership in the Company by about 0.05%.

     Those unaffiliated shareholders who retain an equity interest in the Company following the successful completion of the Odd-Lot Purchase Offer will indirectly bear the cost of the proposed plan. However, the Board believes that the proposed plan is efficient and economical and that, if successful, the cost of the Odd-Lot Purchase Offer will be offset by the anticipated savings of being a private company without the duty to comply with the periodic reporting requirements of the Exchange Act. In addition, the Company will save a substantial amount of time and funds by eliminating the administrative burdens of complying with such requirements.

Recommendation of the Board

     After consideration of all of the facts, the Board has unanimously determined that the proposed Odd-Lot Purchase Offer, taken as a whole, is substantively and procedurally fair to, and in the best interests of the Company and its shareholders, including the Company's unaffiliated shareholders. The Board recommends that unaffiliated shareholders holding of record fewer than 100 shares of the Company's common stock accept the Company's offer and sell their shares to the Company because doing so will facilitate the successful completion of the Odd-Lot Purchase Offer.

THE COMPANY

     Calloway's Nursery, Inc. (the "Company") operates retail garden centers in the four largest metropolitan areas in Texas:
Dallas, Fort Worth, Houston and San Antonio, reaching a combined population of 11.4 million. The address of its principal executive offices is 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117-6200. The telephone number of its principal executive offices is (817) 222-1122. The total number of shares of the Company's common stock, $0.01 par value, outstanding on December 31, 2003 was 6,961,890.

     The Company's management team consists of professionals that have worked together for most of the time that the Company has been in operation. Several members of the management team have been actively involved in the retail garden industry or green industry throughout their professional career. The goal of the management team is to continuously improve the Company's products and services.

     Founded in 1986, the Company's first four retail stores opened in Dallas in 1987. Since that time, the Company has grown to 26 retail stores: 16 Calloway's Nursery retail stores in the Dallas and Fort Worth markets ("Dallas and Fort Worth Markets"), 7 Calloway's Nursery retail stores in the San Antonio market ("San Antonio Market") and 3 Cornelius Nurseries retail stores in the Houston market ("Houston Market").

     Locations are selected on the basis of demographic data, traffic patterns and shopping habits. All 26 retail stores are Company-operated. The Company focuses on quality and breadth of selection in bedding plants and nursery stock, complemented by other related garden products such as soil amendments and fertilizers. Apart from Christmas, approximately two-thirds of its retail sales are derived from living plants. The remaining one-third is made up of products that primarily relate to their care and nurturing.

     All retail stores sell Christmas merchandise. The Houston
Market stores have developed a stronger and more financially beneficial focus on Christmas than have the Dallas, Fort Worth and San Antonio market stores.

     Texas is the third largest retail market in the United States for "green industry" sales, which includes (i) wholesale grower sales, (ii) landscape-related sales, (iii) home center and mass merchandiser retail sales and (iv) retail garden center sales (which includes the Company's retail stores).

     According to the Office of the Comptroller of Public Accounts, Texas green industry sales increased from approximately $6.3 billion in 1997 to approximately $8.0 billion in 2001. However, retail garden center sales have declined each year from 1997 - 2001, from approximately $1.8 billion in 1997 to approximately $1.5 billion in 2001. The most rapid growth for green industry sales over that period has been in home center and mass merchandiser retail sales.

     The Company has retail stores in the four largest markets in
Texas:  the Dallas, Fort Worth, Houston and San Antonio Markets.
Together, these four markets account for approximately 38% of Texas' retail garden center sales.

     During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any such law.

MARKET FOR THE COMMON STOCK

     The Company's common stock has been traded on NASDAQ under the symbol CLWY since June 26, 1991. Through March 20, 2002 the common stock traded on the NASDAQ National Market. Since March 21, 2002 the common stock has traded on the NASDAQ SmallCap Market.

     The following table sets forth the high, low and closing price information for each quarter of the most recent five fiscal years, as well as the current fiscal year:

                                        High         Low        Close
Fiscal Year 1999
First Quarter                         $1.375      $1.000       $1.125
Second Quarter                         1.500       1.125        1.313
Third Quarter                          2.000       1.250        1.375
Fourth Quarter                         1.563       1.125        1.125

Fiscal Year 2000
First Quarter                          1.438        .938        1.188
Second Quarter                         1.500        .969        1.375
Third Quarter                          1.500        .813        1.188
Fourth Quarter                         1.750       1.125        1.375

Fiscal Year 2001
First Quarter                          1.750       1.063        1.250
Second Quarter                         1.625       1.141        1.188
Third Quarter                          1.600       1.000        1.300
Fourth Quarter                         1.390        .850         .940

Fiscal Year 2002
First Quarter                          1.210        .680         .950
Second Quarter                         1.300        .800        1.130
Third Quarter                          1.280       1.000        1.050
Fourth Quarter                         1.140        .700         .890

Fiscal Year 2003
First Quarter                          1.000        .620         .880
Second Quarter                          .950        .710         .800
Third Quarter                           .880        .620         .800
Fourth Quarter                          .940        .500         .600

Fiscal Year 2004
First Quarter                          $.680       $.330        $.450

     The closing price of the common stock on December 31, 2003 as reported by NASDAQ was $.45. As of December 31, 2003 there were 294 shareholders of record.

     The Company has never paid cash dividends on its common stock. The Company's loan agreement prohibits payment of cash dividends on its common stock. The Company intends to retain earnings for further development of the business and, therefore, does not intend to pay cash dividends on its common stock in the foreseeable future. The Company has not purchased any shares of its common stock during the past two years.

MANAGEMENT

Name                                 Age        Position

Stanley Block                         63        Director

John T. Cosby                         60        Vice President,
                                                 Secretary and
                                                 Director

Jim Estill                            56        Chairman of the
                                                 Board,
                                                 President and
                                                 Chief
                                                 Executive
                                                 Officer

Daniel R. Feehan                      52        Director

Timothy J. McKibben                   54        Director

John S. Peters                        51        Vice President
                                                 and Director

George L. Wechsler                    87        Vice President
                                                 and Director

Daniel G. Reynolds                    46        Vice President
                                                 and Chief
                                                 Financial
                                                 Officer

Marce E. Ward                         36        Vice President

David S. Weger                        52        Vice President


Board of Directors

     Dr. Stanley Block, 63, a Chartered Financial Analyst, has been a Professor of Finance at Texas Christian University, located at 2900 Lubbock Street, Fort Worth, Texas 76109, since 1967. Texas Dr. Block is also an author, consultant and lecturer in the area of finance. He has served as a member of the Board of Directors of the Company since completion of its initial public offering in June of 1991.

     John T. Cosby, 60, is Vice President, Secretary and a Director. Mr. Cosby, along with Jim Estill and John Peters, co-founded the Company in 1986. He develops Calloway's Nursery retail store locations, including site selection and development, as well as conducting lease and acquisition negotiations. Prior to 1986, Mr. Cosby worked at Sunbelt Nursery Group, serving as Vice President -- Corporate Development and at Pier 1 Imports as Real Estate Manager. Mr. Cosby received his BBA in Management from Texas Wesleyan College in 1969 and his MBA in Management from the University of Dallas in 1983. A Certified Mediator, Mr. Cosby is Past Chairman of Optical Federal Credit Union, and Past President of the Dispute Resolution Services of Tarrant County.

     Jim Estill, 56, is Chairman of the Board, President and Chief Executive Officer. Along with John Cosby and John Peters, Mr. Estill co-founded the Company in 1986. Prior to that, Mr. Estill worked with Sunbelt Nursery Group, as President and Chief Executive Officer. Mr. Estill received his BBA in Finance from Texas Christian University in 1969, and his MBA from TCU in 1977. Mr. Estill is a Texas Master Certified Nursery Professional ("TMCNP").

     Daniel R. Feehan, 52, is president and chief executive officer, and a member of the board of directors of Cash America International, Inc., whose principal place of business is located at 1600 West Seventh Street, Fort Worth, Texas 76102. He joined Cash America in 1988 as chief financial officer and was named president and chief operating officer in January 1990. In February 2002 he was appointed chief executive officer. He is also a member of the board of directors of AZZ Incorporated and RadioShack Corporation.

     Timothy J. McKibben, 54, is chairman of the board for Ancor Holdings, Inc., an acquisitions and management company he co-founded in 1994 that now manages ten companies in four diverse industries. The principal place of business of Ancor Holdings, Inc. is located at 201 Main Street, Fort Worth, Texas 76102. He has more than 27 years experience in the medical supply industry. He is also a member of the board of directors of Cash America International, Inc.

     John S. Peters, 51, is Vice President and Director of the Company. Mr. Peters, along with Jim Estill and John Cosby, co-founded the Company in 1986. He developed the original staff into a team of industry professionals. He has primary responsibility for distribution, human resources and administration. Prior to 1986, Mr. Peters worked with Sunbelt Nursery Group as Senior Vice President of Operations, where he was responsible for operations of all subsidiaries, including more than 100 stores in five states, and two growing operations. Mr. Peters attended Texas Christian University. A TMCNP, Mr. Peters is Past Chairman of the TNLA, and currently serves on the TNLA Education and Research Foundation.

     George J. Wechsler, 87, is Vice President and a Director of the Company. Mr. Wechsler joined the Company and was elected to the Board of Directors in 2002. Prior to joining the Company Mr. Wechsler was self-employed. He is a Past President of the TNLA, and a past recipient of their "Outstanding Nurseryman Award". Mr. Wechsler offices out of the Company's location at 1507 Ruiz Street, San Antonio, Texas 78230.

Non-Director Executive Officers

     Daniel G. Reynolds, 46, is Vice President, Chief Financial Officer and Assistant Secretary. Mr. Reynolds joined the Company in 1990, where he developed its financial, operating and merchandising decision-support systems. His responsibilities include financial and management reporting, treasury management, credit facilities, corporate and shareholder records, SEC and stock market compliance, public, media and investor relations, risk management and budgeting. Mr. Reynolds also oversees design, development, implementation and review of all transactional and decision-support systems. Prior to 1990, Mr. Reynolds worked with Atmos Energy Corporation as Financial Systems Manager and KPMG LLP as Supervising Senior Accountant. Mr. Reynolds received his BBA in Accounting from the University of Texas at Arlington. A Certified Public Accountant, Mr. Reynolds is Past President of the Fort Worth Chapter of Financial Executives International.

     Marce E. Ward, 36, is Vice President, Dallas and Fort Worth Markets. Mr. Ward began with the Company in retail store management in 1987. He has primary responsibility for the sixteen retail stores serving the Dallas and Fort Worth Markets. Prior to being named Vice President, Mr. Ward served as General Manager, Dallas and Fort Worth Markets since 2002, and Merchandise Manager since 1995.

     David S. Weger, 52, is Vice President, Merchandising. Mr. Weger began with the Company in retail store management in 1987 with the opening of the first stores. He has responsibility for the administration of planning, procurement and replenishment of merchandise lines. Prior to 1987, Mr. Weger was Landscape Designer with Odessa Nursery. He has also been Co-Owner of Lessmon-Weger Garden Center in Colby, Kansas. Mr. Weger received his BBA in Political Science and Education from Fort Hays State University. A TMCNP, Mr. Weger is a Director of the TNLA, Past President of TNLA, Region 5, and Past Chairman of the TNLA Education Committee.

     To the knowledge of Calloway's, during the last five years, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of any such law. All of the foregoing directors and executive officers are citizens of the United States.

Security Ownership of Management

     The following table sets forth certain information as to the number of shares of Company common stock beneficially owned as of December 31, 2003, by (i) each executive officer, (ii) each director, and (iii) all of the executive officers and directors of the Company as a group.

     Except as otherwise indicated, each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by that person.

                                                        Percent
                                                           of
Name of Beneficial Owner          Number of Shares       Shares
Outstanding

Dr. Stanley Block (1)                 105,891               1.5%
John T. Cosby (2)                     574,399               8.0%
James C. Estill (3)                 1,307,735              17.8%
Daniel R. Feehan (4)                  104,997               1.5%
Timothy J. McKibben (5)               154,311               2.2%
John S. Peters (6)                    251,996               3.5%
Daniel G. Reynolds (7)                162,591               2.3%
Marce E. Ward (8)                      59,468               0.8%
George J. Wechsler                      6,325               0.1%
David S. Weger (9)                    224,460               3.2%
All Directors and Executive
Officers as a group (10 persons)    2,952,173              36.4%

(1) Includes 1,500 shares that could be acquired through options granted under the 1995 Stock Option Plan for Independent Directors which are exercisable at $1.00 per share, 16,000 shares that could be acquired through options granted on an individual grant basis in fiscal 1997 which are exercisable at $1.125 per share, 32,000 shares that could be acquired through options granted on an individual grant basis in fiscal 1999 which are exercisable at $1.156 per share, and 44,000 shares that could be acquired through options granted on an individual grant basis in fiscal 2001 which are exercisable at $1.438 per share.

(2) Includes 120,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, and 105,000 shares that could be acquired through options granted under the 1997 Stock Option Plan which are exercisable at $1.09 per share.

(3) Includes 260,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, and 130,000 shares that could be acquired through options granted under the 1997 Stock Option Plan which are exercisable at $1.09 per share.

(4) Includes 3,000 shares that could be acquired through options granted under the 1995 Stock Option Plan for Independent Directors which are exercisable at $1.438 per share, and 36,000 shares that could be acquired through options granted on an individual grant basis in fiscal 2002 which are exercisable at $1.438 per share.

(5) Includes 3,000 shares that could be acquired through options granted under the 1995 Stock Option Plan for Independent Directors which are exercisable at $1.438 per share, and 36,000 shares that could be acquired through options granted on an individual grant basis in fiscal 2002 which are exercisable at $1.438 per share.

(6) Includes 45,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 25,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 70,000 shares that could be acquired through options granted under the 1998 Stock Option Plan which are exercisable at $1.09 per share.

(7) Includes 24,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 10,000 shares that were granted under the 1991 Stock Option Plan which are exercisable at $.94 per share, 16,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 50,000 shares that could be acquired through options granted under the 1999 Stock Option Plan which are exercisable at $1.09 per share.

(8) Includes 6,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 8,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 26,000 shares that could be acquired through options granted under the 1999 Stock Option Plan which are exercisable at $1.09 per share.

(9) Includes 25,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $1.00 per share, 10,000 shares that could be acquired through options granted under the 1991 Stock Option Plan which are exercisable at $.940 per share, 15,000 shares that could be acquired through options granted under the 1996 Stock Option Plan which are exercisable at $1.125 per share, and 50,000 shares that could be acquired through options granted under the 1999 Stock Option Plan which are exercisable at $1.09 per share.

Certain Transactions with Management

     Employment Contracts. The Company's employment agreements with Messrs. Estill, Cosby and Peters extend through July 2, 2006. Mr. Estill's agreement provides (i) for a minimum annual base salary of $225,000, (ii) that the Company will continue to maintain life insurance for Mr. Estill in the amount of $1,500,000, the beneficiary of which may be designated by Mr. Estill, (iii) that the Company will purchase disability insurance for Mr. Estill sufficient to provide three years' compensation should he become disabled and (iv) that, if Mr. Estill's employment is terminated for any reason other than just cause or is constructively terminated, Mr. Estill (a) will be entitled to receive, within 15 days after such termination, a cash payment in an amount equal to three times the sum of (X) Mr. Estill's then current annual base salary and (Y) the amount of the bonus, if any, earned by Mr. Estill in respect of the previous fiscal year and (b) will be entitled to participate in all benefit programs of the Company for a period of one year following such termination. The Company will be deemed to have terminated the agreement without "just cause" unless such termination resulted from (i) Mr. Estill's willful and intentional failure to substantially perform his duties, (ii) the commission by Mr. Estill of an illegal act in connection with his employment or
(iii) the death or disability of Mr. Estill. Mr. Estill's employment will be deemed to have been "constructively terminated" (i) if his responsibilities or authority have been significantly reduced, (ii) if Mr. Estill is required to relocate outside of the Dallas-Fort Worth area or his salary is reduced in violation of his employment agreement or (iii) if a change in control of the Company occurs, as defined in the employment agreement.

     Mr. Cosby's employment agreement is identical to Mr.
Estill's except that Mr. Cosby is Vice President--Corporate
Development and his minimum annual base salary is $175,000.

     Mr. Peters' employment agreement is also identical to Mr.
Estill's except that Mr. Peters is Vice President of the Company, his minimum annual base salary is $175,000 and his life insurance is in the amount of $500,000.

     Affiliate Leases. In fiscal 2002 the Company entered the San Antonio market by leasing seven retail store locations. Three of those leases were entered into with Mr. George J. Wechsler (the "Affiliate Leases"), who was elected to the Company's Board of Directors and was named a Vice President of the Company at the time of the transaction. The Affiliate Leases have three year terms. Rental expense under the Affiliate Leases was $107,000 for the nine-month period ended June 30, 2003 and $36,000 for the three-month period ended June 30, 2003. No rental expense under the Affiliate Leases was incurred for the nine-month or three-month periods ended June 30, 2002.

SUMMARY FINANCIAL INFORMATION (UNAUDITED)

                                        Fiscal Year Ended
                                          September 30,
                                   2003       2002        2001
                               (in thousands, except per share
                                           amounts)
Balance Sheet Information:
Current assets                   $6,974    $10,373     $11,066
Noncurrent assets                11,023     13,752      16,195
Current liabilities               8,710      5,756       7,615
Noncurrent liabilities            7,336      9,051       9,575
Redeemable preferred stock           --      2,538       2,180
Book value per share              $0.28      $1.04       $1.26

Income Statement Information:
Net sales                       $47,346    $43,251     $43,385
Gross profit                     21,985     20,333      21,099
Income (loss) from continuing
 Operations                      (3,481)       161       1,393
Net loss                         (4,841)    (1,031)     (2,136)

Income (loss) per common share from continuing operations:
      Basic                       ($.57)    $(0.03)      $0.18
      Diluted                     ($.57)    $(0.03)      $0.17

Net loss per common share:
      Basic                       ($.77)    ($0.22)     ($0.58)
      Diluted                     ($.77)    ($0.22)     ($0.56)

Ratio of earnings to fixed charges
                                  (1.17)      1.49        2.88
WHERE YOU CAN FIND MORE INFORMATION

     The Company files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

     Public Reference Room
     Room 1024
     450 Fifth Street, N.W.
     Washington, D.C.  20549

     New York Regional Office
     Suite 100
     7 World Trade Center
     New York, NY  10048

     Chicago Regional Office
     Citicorp Center
     Suite 1400
     500 West Madison Street
     Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     The Company is incorporating by reference in this Disclosure Statement some information it files with the SEC, which means that the Company is disclosing important information to you by referring you to those documents. Specifically, the Company incorporates by reference its historical financial statements from its Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

     Upon request to the Company's offices at 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117-6200, (817) 222-1122,
the Company will provide to any shareholder of the Company, without charge, a copy of any and all documents filed with the SEC incorporated by reference herein that are not included with this Disclosure Statement.